ESSEX SECURITIES, LLC

FINANCIAL STATEMENTS
& Supplementary Information

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **51472**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Boston Street, Unit 101
(No. and Street)

Topsfield	**MA**	**01983**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Charles **800-377-7964**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seigrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	**Wellesley Hills**	**MA**	**02481**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form



displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Janice Charles**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Essex Securities LLC, as

of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

On this 26th day of February, 2018, before me, the undersigned notary public, personally appeared Janice M. Charles proved to me to be the person whose name is attached to this document.

Janice M. Charles
Signature

President

Cheryl L. Robinson
Notary Public

CHERYL L. ROBINSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 20, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX SECURITIES, LLC

TABLE OF CONTENTS



SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Members of
Essex Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Essex Securities, LLC as of December 31, 2017, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedule that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of Essex Securities, LLC.as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Essex Securities, LLC's management. Our responsibility is to express an opinion on Essex Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Essex Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Essex Securities, LLC's financial statements. The supplemental information is the responsibility of Essex Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Essex Securities, LLC's auditor since December 31, 2014.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 23, 2018

1

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Essex Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Current assets

Cash and cash equivalents	$	46,738
Cash, restricted		25,000
Commissions receivable, net of $0 allowance		24,183
Other assets		2
Receivable from clearing brokers		7,442
Prepaid expenses		26,370
Total current assets		129,735
Equipment and furniture, at cost		47,120
Less: accumulated depreciation		(42,989)
		4,131
Total assets	$	133,866

Liabilities and Members' Equity

Current liabilities

Accounts payable and accrued expenses	$	43,341
Commissions payable		3,487
Due to affiliate		14,786
Due to member		24,600
Total current liabilities		86,214

Members' equity

Members' equity		47,652
Total members' equity		47,652
Total liabilities and member's equity	$	133,866

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Operations
Year Ended December 31, 2017

Revenues:

Commission income - clearing	$	105,714
Commission income - other securities & insurance products		768,465
Other commission income		4,377
Reimbusred expense income		126,786
Interest income		41
Total revenue		1,005,383

Operating expenses:

Commission expense and related costs	529,633
Management fees	240,777
Professional fees	56,972
Regulatory expense	51,835
Insurance	51,468
Other operating expenses	45,337
Clearing charges	23,959
Occupancy	23,006
Computer software and repairs	20,329
Communications	16,680
Office expense	8,092
Licenses & permits	5,510
Travel and entertainment	4,629
Bank charges	3,521
Depreciation expense	1,534
Total operating expenses	1,083,282

Net Loss from operations	$	(77,899)

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2017

Balance, January 1, 2017, as reported	$ 66,834
Adjustment to beginning balance (Note13)	28,717
Balance, January 1, 2017, Restated	95,551
Member capital contribution	30,000
Net loss from operatoins	(77,899)
Balance, December 31, 2017	$ 47,652

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

Essex Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss from operations	$	(77,899)
Adjustments to reconcile loss to net		
cash provided/(used) by operating activities:		
Depreciation		1,534
(Increase) decrease in:		
Commissions receivable		8,283
Receivable from clearing brokers		3,859
Prepaid expenses		1,519
Other assets		1,588
(Decrease) increase in		
Due to member		24,600
Commissions payable		(10,314)
Deferred revenue		(46,699)
Due to affiliate		14,786
Accounts payable and accrued expenses		(30,414)
Net cash used by operating activities		(109,157)
Cash Flows from investing activities:		
Acquisition of equipment and furniture		0
Net cash used by investing activities		0
Cash flows from financing activities:		
Capital contribution		30,000
Retained Earnings adjustment		28,717
Net cash provided by financing activities		58,717
Net increase in cash and cash equivalents		(50,440)
Cash and cash equivalents, beginning of the year		97,178
Cash and cash equivalents, end of the year	$	46,738
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Essex Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Massachusetts on April 23, 1999 and is headquartered in Topsfield, Massachusetts. The company has two members of this LLC, one having 99% interest. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker. The company also has representatives who sell mutual funds, annuities, and alternative investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2017.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates include useful lives and valuation of property and equipment.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2017.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 8 years for computers.

NOTE 3 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring

Note 3 - Fair Value Measurements (continued)

fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

   The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2017.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $25,000 exists at INTL FCStone Financial Inc. Such amount is considered restricted cash at December 31, 2017.

NOTE 5 - EQUIPMENT AND FURNITURE

Depreciation expense for the year ended December 31, 2017 was $ 1,534. The Company uses the straight line method of depreciation.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $17,089, which was $11,341 in excess of its required net capital of $5,748. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 5.05 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7- RELATED PARTY TRANSACTIONS

The Chief Operating Officer, Financial Operations Manager and three other employees are on the payroll of Investors Marketing Services, Inc. (IMS), a company owned and controlled by the 99% member of the Company. IMS pays their salaries, payroll taxes and health insurance and the expenses are recorded as management fees on the Company's books. For the year ended December 31, 2017 the company paid $240,777 in management fees to IMS.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis, or directly with Mutual Funds and Insurance Companies. At no time is the Company in possession of customer funds.

The Company has a $7,442 receivable from their clearing organization at December 31, 2017 which consists primarily of the Company's net commissions due from customer trades. The balance of commission's receivable of $24,183 is due from Mutual Funds and Insurance Companies.

NOTE 9 - FACILITY LEASE

The Company utilizes office spaced owned by the member. No rent was charged to the Company during the year ended December 31, 2017.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Note 11 - Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 21, 2018, which is the date the financial statements were available to be issued. On January 24, 2018, the Company entered into a Notice of Acceptance of AWC with FINRA regarding settlement of alleged rule violations. The Company agreed to pay a fine of $20,000 and restitution of $6,010, which will be remitted in 2018.

Essex Securities, LLC
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2017

Net Capital:

Total members' equity qualified for net capital	$	47,652
Deduction for non-allowable assets		(30,563)
Net capital before haircuts		17,089
Less: Haircuts		-
Net capital		17,089
Minimum capital requirement		5,748
Excess net capital	$	11,341

Aggregate indebtness:		
Liabilities	$	86,214
Ratio of aggregate indebtness to net capital		5.05 TO 1

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2015)

Net Capital as reported on 4th Quarter Focus	$	12,383
Adjustments from 4th Quarter Focus to Annual Audit		
Increase in accrued expenses		(12,512)
Decrease in accounts payable		699
Increase in allowable receivable		16,519
Total adjustments		4,706
Revised Net Capital as reported in the Annual Audit	$	17,089

Essex Securities, LLC
Supplemental Schedule for:
Computation for Determination of Reserve Requirement &
Information Relating to the Possession or Control Requirements
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirement under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Members' of
Essex Securities, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Essex Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Essex Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Securities, LLC stated that Essex Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Essex Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 23, 2018

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com



800-377-7964
218 Boston Street, Suite 101
Topsfield, MA 01983
www.essexsecurities.com
Member FINRA/MSRB/SIPC

February 23, 2018

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street
Wellesley Hills, MA 02481

Re: Essex Securities, LLC

Dear Mr. Alessandri;

This statement is to notify you that, to the best knowledge and belief of Essex Securities LLC, our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240.15c3-3(k)(2)(ii), Essex Securities, LLC is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Essex Securities, LLC has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

Catherine Guild

Catherine Guild
Compliance Officer